UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endo Pharmaceuticals Holdings Inc.
File No. 1-15989 - CF#37482

Endo International plc (successor to Endo Pharmaceuticals Holdings Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from Exhibits to the Forms listed below.

Based on representations by Endo International plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.48	8-K	July 19, 2004	April 16, 2029
10.48.2	8-K	December 29, 2005	April 16, 2029
10.48.5	10-K	February 26, 2008	April 16, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary